EXHIBIT 20

For Immediate Release:                                                      NEWS
October 12, 1999                                     Nasdaq National Market/AVRT
                                                            http://www.avert.com

             AVERT, INC. ANNOUNCES RECORD FINANCIAL RESULTS FOR THE
                       THIRD QUARTER AND NINE MONTH PERIOD

Company Continues Momentum, Posting Highest Earnings in Company's
History Backed By Record Results in Revenues and New Customers
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FORT  COLLINS,  Colorado  -  Avert,  Inc.  (Nasdaq  National  Market/AVRT),   an
Internet-based information services company providing employment screening and support to a diverse nationwide client base, today announced a number of record financial results for its third quarter and nine-month period ended September 30, 1999.

Third Quarter 1999 Highlights include:
[X]  EPS growth of 282%, or 17 cents per share.
[X]  Revenue growth of 34% to $3,466000.
[X]  149% growth in new customer sign-ups.

Nine month (January through September) 1999 Highlights include:
[X]  EPS growth of 171%, or 38 cents per share.
[X]  Revenue growth of 21% to $8,935,000.
[X]  119% growth in new customer sign-ups.

"What a quarter!," stated Dean A. Suposs, President and Chairman of Avert, Inc. "Third quarter 1999 represents what I believe to be a milestone. Our efforts during 1998 have turned into revenues and profits for 1999. As many recall, our goal in recent times has been to recreate Avert in the likeness of an Internet-based company. We have been able to leverage our fundamental competencies in process management, technology, and order / delivery systems in a way that not only extends our market reach electronically, but provides us with processing improvements to fuel more profitable growth."

Net revenues for the third quarter grew to $3,466000, up 34% from $2,590,000 in the comparable quarter a year ago. Through nine months, the Company reported net revenues of $8,935,000, up 21% from $7,380,000 in the same period last year.

Net income after tax for the third quarter was $561,000 or 17 cents per share, versus $147,000, or 4 cents per share, in the same quarter last year. Net income after tax for the nine-month period was up 153% to $1,246,000, or 38 cents per share, compared to $493,000, or 14 cents per share, in the comparable period a year ago. Net income after tax as a % of revenue was 16% for the quarter and 14% for the nine-month period ending September 30, 1999.

Revenue from product and service sales advanced 38%. In the third quarter, criminal history reports contributed $1,954,000, up 34%; services grew 81% to $290,000; motor vehicle driving records grew 69% to $412,000; previous employment reports, education verifications and credit reports grew 32% to $395,000; and workers' compensation histories declined 9% to $231,000.



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Avert  continued to add new customers to its client base with 1,460 in the third quarter, a 149% increase over 587 added in the third quarter last year. Through nine months, the Company has added 3,273 in 1999, up 119% as compared to 1,494 in the same period in 1998.

In July 1999, the Company received top honors from CIO (Chief Information Officer) Magazine in the third annual CIO Web Business 50/50 Awards, a program that distinguishes organizations around the world that have taken a distinct approach toward the use of the Internet or Intranet in their business. The AVERTnet system was recognized for its ingenuity in linking vendors, suppliers and product sources together in an interactive web-based environment.

On July 13, 1999, Avert announced an additional agreement with Automatic Data Processing (ADP), Employer Services, (New York Stock Exchange/AUD) to broaden its joint marketing partnership. This agreement called for Avert services to be offered nationwide to ADP customers in the Major Accounts division. An earlier announcement (May 11, 1999) between Avert and the Emerging Business Services division of ADP offers Avert services to ADP customers employing fewer than 100 employees.

In other news for the quarter, the Avert Board of Directors approved an additional $500,000 for the Company's stock repurchase program. To date, the Company has purchased a total of 219,850 shares under the stock repurchase plan, 12,500 during the third quarter of 1999.

About Avert, Inc.
Avert is the leading provider of Internet pre-employment screening solutions linked through AVERTnet (Y2K Compliant), a secure network of Internet background checking services. Avert uses Internet technology to create solutions that streamline the hiring process. More than 10,000 companies nationwide utilize Avert and the Web-based background checking system which incorporates criminal court records, driving records, previous employment verification, workers' compensation histories, credit histories, education verification and Social Security Number validations. Additional information about Avert background checking solutions and the Company's SEC filings are available on the Internet at www.avert.com.

EARNINGS RECAP                                Third Quarter Ended          Nine Months Ended
                                                  September 30,               September 30,
                                                1999          1998          1999          1998
                                            (unaudited)                  (unaudited)

Revenue ................................   $ 3,466,000   $ 2,590,000   $ 8,935,000   $ 7,380,000
Net Income .............................   $   561,000   $   147,000   $ 1,246,000   $   493,000
Net Income per common share ............   $       .17   $       .04   $       .38   $       .14
Weighted avg. shares outstanding .......     3,320,715     3,444,924     3,322,247     3,454,001

BALANCE SHEET DATA                        September 30,                 December 31,
                                               1999                         1998

Working Capital ........................   $ 8,273,000                 $ 7,349,000
Total Assets ...........................   $12,144,000                 $10,908,000
Total Liabilities ......................   $ 1,383,000                 $   897,000
Shareholders' Equity ...................   $10,760,000                 $10,011,000

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